Room 4561
						March 15, 2006



Mr. Christopher Sullivan
Chief Financial Officer and Treasurer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

Re:	Pegasystems Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed March 7, 2006
	File No. 001-11859


Dear Mr. Sullivan:

      We have reviewed the above referenced filing and your response letter dated February 17, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1. We note your response to prior comment number 1. In order for us to further understand your accounting for fixed-price service contracts please address the following:
* You indicate that you are recognizing revenue from fixed-price contracts using the proportional performance model yet we note that you also indicate that you apply this model by recording revenue equal to the direct costs incurred resulting in no gross profit until the project is completed. This methodology does not appear to comply with the proportional performance model which requires that revenue be recognized based on a pattern of performance and direct costs are recognized as incurred. Therefore, please explain to us how your accounting complies with the proportional performance model as contemplated by SAB Topic 13.
* You also indicate that you use labor hours to measure performance.
Determining whether an act triggers revenue recognition generally should be based on whether that act results in value being provided to the customer, not on the level of costs associated with the act.
Please explain to us how you determined that recognizing revenue based on labor hours appropriately reflects the value being provided to your customers.
* We also note that you offer time and materials based projects. Please explain to us how your pricing for these contracts compares to that of your fixed price contracts.

Note 6.  Income Taxes, page 58

2. We note that you engaged tax experts to review your tax positions and that this review led you to record various adjustments to your tax accounts in the fourth quarter of 2005. It is unclear to us which of the adjustments disclosed on page 60 was a result of this review and which, if any, relate to prior periods. Please provide us with a summary of the gross adjustments recorded and the periods they relate to. Tell us why none of the adjustments related to prior periods and explain in detail why you believe the timing of each adjustment was appropriate.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at
(202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
??

??

??

??

Mr. Christopher Sullivan
Pegasystems Inc.
March 15, 2006
Page 3